Exhibit 99.1

Mimecast Announces Fourth Quarter and Full Year 2017 Financial Results

•	Total revenue of $52.4 million grew 42% yoy on a GAAP basis and 45% in constant currency
•	Added 1,500 new customers. Total customers 26,400 globally
•	Revenue retention rate of 111%
•	Gross profit percentage of 74%
•	GAAP EPS of $(0.05) per basic and diluted share, Non-GAAP EPS of $(0.00) per basic and diluted share

Watertown, MA – May 9, 2017 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the fourth quarter and full year ended March 31, 2017.

“2017 was a year of outperformance for Mimecast.  We exceeded our expectations for both top and bottom line growth. We hired aggressively and acquired industry leading talent across the organization. We expanded our ecosystem with channel and marketing partners.  Importantly, we launched new products, like Internal Email Protect, to support our future success.” stated Peter Bauer, CEO of Mimecast.

Mimecast’s CFO Peter Campbell noted, “We are very pleased that our revenue growth accelerated to 42% as reported and 45% on a constant currency basis in the fourth quarter. We are also pleased that we signed on more mid and large customers this quarter, driving higher average order values.”

Fourth Quarter 2017 Financial Highlights

•

Revenue: GAAP revenue for the fourth quarter of 2017 was $52.4 million, an increase of 42% compared to $36.9 million of GAAP revenue in the fourth quarter of 2016. Revenue on a constant currency basis increased 45% compared to the fourth quarter of 2016.

•	Customers: Added 1,500 net new customers in the fourth quarter of 2017. We now serve over 26,400 organizations globally.
•	Revenue Retention Rate: Revenue retention rate was 111% in the fourth quarter of 2017, up from 109% in the fourth quarter of 2016.
•	Gross Profit Percentage: Gross profit percentage was 74% in the fourth quarter of 2017, up from 70% in the fourth quarter of 2016.
•	GAAP Net Loss: GAAP net loss was $2.6 million, or $(0.05) per basic and diluted share, based on 55.4 million weighted-average shares outstanding.
•	Adjusted EBITDA: Adjusted EBITDA was $3.6 million, representing an Adjusted EBITDA margin of 6.8% up from 1.3% in the fourth quarter of 2016.
•	Non-GAAP Net Loss: Non-GAAP net loss was $0.2 million, or $(0.00) per share, based on 55.4 million diluted shares outstanding.
•	Free Cash Flow and Cash: Mimecast generated $4.8 million of free cash flow in the fourth quarter of 2017. Cash and short-term investments as of March 31, 2017 were $111.7 million.

Full Year 2017 Financial Highlights

•	Revenue: GAAP revenue for 2017 was $186.6 million, an increase of 32% compared to the $141.8 million of GAAP revenue in 2016. Revenue on a constant currency basis grew 39% compared to 2016.
•	Customers: Added 8,400 net new customers in 2017.
•	Revenue Retention Rate: Revenue retention rate was 111% for 2017.
•	Gross Profit Percentage: Gross profit percentage was 73% in 2017, up from 71% in 2016.
•	GAAP Net Loss: GAAP net loss was $5.4 million, or $(0.10) per basic and diluted share, based on 54.8 million weighted-average shares outstanding.

•	Adjusted EBITDA: Adjusted EBITDA was $11.8 million, representing an Adjusted EBITDA margin of 6.3% down from 11.2% in 2016.
•	Non-GAAP Net Income: Non-GAAP net income was $4.6 million, or $0.08 per share, based on 59.0 million diluted shares outstanding.
•	Cash and Free Cash Flow: Mimecast generated $14.0 million of free cash flow in 2017.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

Fourth Quarter 2017 Business Highlights

•

Sales of Targeted Threat Protection increased during the fourth quarter, with more than 1,400 new customers and over 600 existing customers purchasing the service. Organizations continue to be challenged by advanced threats and increasingly are turning to Mimecast for protection. A total of 38% of our customers are now using Targeted Threat Protection.

•

A total of 21% of customers used Mimecast in conjunction with Microsoft® Office 365™ during the fourth quarter compared to 19% in the third quarter of 2017. More than 5,600 customers of all sizes have selected Mimecast to enhance their security, archive their data, and to provide uptime assurance for their Office 365 investments.

•

Mimecast launched, Internal Email Protect a new component of our Target Treat Protection suite of services.  We are now providing customers the ability to analyze and remediate email traffic that originates and is delivered inside an organization, protecting against threats that operate behind the corporate firewall.   This first-to-market service is unique in that it can be deployed to any email environment weather on premise, in the cloud or hybrid.

•

Mimecast introduced, Email Security Risk Assessor (ESRA).  This tool has uncovered millions of email attacks that have gotten through incumbent email systems.  Prospective customers now have the ability to identify security threats that Mimecast can block but pass through their current email gateways.

Business Outlook

Mimecast is providing guidance for the first quarter and fiscal year 2018.

First Quarter 2018 Guidance:

For the first quarter of 2018, constant currency revenue growth is expected to be in the range of 35% to 36% and revenue is expected to be in the range of $54.7 million to $55.3 million. Our guidance is based on exchange rates as of April 30, 2017 and includes an estimated negative impact of $1.0 million resulting from the strengthening of the U.S. dollar compared to the prior year. This resulted from a negative impact related to the British Pound of $2.0 million but was offset by positive impacts from the South African Rand of $1.0 million.  Adjusted EBITDA for the first quarter is expected to be in the range of $3.3 million to $4.3 million.

Full Year 2018 Guidance:

For the full year 2018, revenue is expected to be the range of $239.4 million to $247.6 million or 28% to 32% revenue growth in constant currency.  Foreign exchange rate fluctuations are positively impacting this guidance by an estimated $0.9 million. Adjusted EBITDA is expected to be in the range of $18.7 million to $20.7 million.

GAAP net loss is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net loss in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange income. Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net loss or a reconciliation of forward-looking Adjusted EBITDA guidance to GAAP net loss.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 4:30 pm EDT (UTC-05:00) on May 9, 2017.  To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID# 4843836.  The call will also be webcast live on the investor relations section of the Company’s website http://investors.mimecast.com.  An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode ID# 4843836.  In addition, an archive of the webcast will be available on the investor relations section of the company’s website http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 26,400 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast and the Mimecast logo are registered trademarks of Mimecast. All other third party marks and logos contained in this press release are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to the future success of new products, including Internal Email Protect, the expected continued momentum of Mimecast in the marketplace and Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for the first quarter and full year 2018, expected revenue from entities reporting in foreign currencies will be translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net loss, adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net (loss) income. We define non-GAAP net (loss) income as net loss less share-based compensation expense and the related income tax effects of excluding share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense and related income tax effects so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net (loss) income versus net loss calculated in accordance with GAAP. For example, as noted above, non-GAAP net (loss) income excludes share-based compensation expense and related income tax effects. In addition, the components of the costs that we exclude in our calculation of non-GAAP net (loss) income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net (loss) income and evaluating non-GAAP net (loss) income together with net loss calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the liquidity and capital resources discussion included in our annual and quarterly reports filed with the Securities and Exchange Commission.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
Revenue	$52,409	$36,876	$186,563	$141,841
Cost of revenue	13,454	11,089	50,314	41,809
Gross profit	38,955	25,787	136,249	100,032
Operating expenses
Research and development	6,607	4,736	22,593	17,663
Sales and marketing	26,489	19,603	96,154	65,187
General and administrative	7,828	5,497	27,875	19,756
Total operating expenses	40,924	29,836	146,622	102,606
Loss from operations	(1,969)	(4,049)	(10,373)	(2,574)
Other income (expense)
Interest income	203	32	510	74
Interest expense	(24)	(118)	(268)	(690)
Foreign exchange income	158	2,707	6,892	811
Total other income (expense), net	337	2,621	7,134	195
Loss before income taxes	(1,632)	(1,428)	(3,239)	(2,379)
Provision for income taxes	986	536	2,202	865
Net loss	$(2,618)	$(1,964)	$(5,441)	$(3,244)

Net loss per ordinary share - basic and diluted	$(0.05)	$(0.04)	$(0.10)	$(0.08)

Weighted-average number of ordinary shares outstanding:
Basic and diluted	55,375	54,172	54,810	40,826

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At March 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$51,319	$106,140
Short-term investments	60,347	—
Accounts receivable, net	44,358	33,738
Prepaid expenses and other current assets	10,054	7,362
Total current assets	166,078	147,240

Property and equipment, net	32,009	24,806
Intangible assets, net	1,590	—
Goodwill	5,363	254
Other assets	312	2,827
Total assets	$205,352	$175,127

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$3,558	$2,891
Accrued expenses and other current liabilities	20,713	15,110
Deferred revenue	84,159	60,889
Current portion of capital lease obligations	233	—
Current portion of long-term debt	1,725	4,910
Total current liabilities	110,388	83,800

Deferred revenue, net of current portion	11,189	9,151
Long-term capital lease obligations	245	—
Long-term debt	—	1,981
Other non-current liabilities	1,538	2,121
Total liabilities	123,360	97,053

Contingencies

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 55,901,996 and 54,216,738 shares issued and outstanding at March 31, 2017 and 2016, respectively	671	651
Additional paid-in capital	183,752	169,037
Accumulated deficit	(94,017)	(88,576)
Accumulated other comprehensive loss	(8,414)	(3,038)
Total shareholders' equity	81,992	78,074
Total liabilities and shareholders' equity	$205,352	$175,127

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Operating activities
Net loss	$(2,618)	$(1,964)	$(5,441)	$(3,244)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,178	2,585	11,881	10,527
Share-based compensation expense	2,345	1,957	10,294	7,886
Provision for doubtful accounts	4	54	87	91
(Loss) gain on disposal of fixed assets	(1)	15	(4)	(5)
Other non-cash items	66	25	132	106
Excess tax benefit related to exercise of share options	—	76	—	—
Unrealized currency gain on foreign denominated transactions	(203)	(2,580)	(6,496)	(988)
Changes in assets and liabilities:
Accounts receivable	(5,712)	(4,295)	(11,750)	(9,820)
Prepaid expenses and other current assets	(3,261)	(1,920)	(2,752)	(2,191)
Other assets	1,899	(421)	1,861	(437)
Accounts payable	(1,693)	(282)	758	(542)
Deferred revenue	13,868	8,629	29,072	18,588
Accrued expenses and other liabilities	2,025	3,520	4,872	4,672
Net cash provided by operating activities	9,897	5,399	32,514	24,643
Investing activities
Purchases of investments	(10,036)	—	(67,550)	—
Maturities of investments	7,000	—	7,000	—
Purchases of property and equipment	(5,134)	(3,459)	(18,491)	(14,234)
Payments for acquisitions	—	—	(5,574)	—
Net cash used in investing activities	(8,170)	(3,459)	(84,615)	(14,234)
Financing activities
Proceeds from exercises of share options	2,513	247	4,476	885
Excess tax benefit related to exercise of share options	—	(76)	—	—
Payments on debt	(930)	(1,292)	(4,559)	(5,412)
Payments on capital lease obligations	(249)	—	(249)	—
(Payments) proceeds from initial public offering, net of issuance costs	—	(104)	—	68,328
Net cash provided by (used in) financing activities	1,334	(1,225)	(332)	63,801
Effect of foreign exchange rates on cash	396	(546)	(2,388)	(960)
Net increase (decrease) in cash and cash equivalents	3,457	169	(54,821)	73,250

Cash and cash equivalents at beginning of period	47,862	105,971	106,140	32,890
Cash and cash equivalents at end of period	$51,319	$106,140	$51,319	$106,140

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
	(dollars in thousands)
Gross profit percentage	74%	70%	73%	71%
Revenue constant currency growth rate (1)	45%	29%	39%	30%
Revenue retention rate (2)	111%	109%	111%	109%
Total customers (3)	26,400	18,000	26,400	18,000
Adjusted EBITDA (1)	$3,554	$493	$11,802	$15,839

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)

We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)

Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$52,409	$36,876	$186,563	$141,841
Revenue year-over-year growth rate, as reported	42%	20%	32%	22%
Estimated impact of foreign currency fluctuations	3%	9%	7%	8%
Revenue constant currency growth rate	45%	29%	39%	30%

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(2,618)	$(1,964)	$(5,441)	$(3,244)
Depreciation and amortization	3,178	2,585	11,881	10,527
Interest (income) expense, net	(179)	86	(242)	616
Provision for income taxes	986	536	2,202	865
Share-based compensation expense	2,345	1,957	10,294	7,886
Foreign exchange income	(158)	(2,707)	(6,892)	(811)
Adjusted EBITDA	$3,554	$493	$11,802	$15,839

The following table presents a reconciliation of Net loss to Non-GAAP net (loss) income (in thousands, except per share amounts):

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
Reconciliation of Non-GAAP Net (Loss) Income:
Net loss	$(2,618)	$(1,964)	$(5,441)	$(3,244)
Share-based compensation expense	2,345	1,957	10,294	7,886
Provision for income taxes	(123)	(270)	288	39
Non-GAAP net (loss) income	$(150)	$263	$4,565	$4,603
Non-GAAP net (loss) income per ordinary share - basic	(0.00)	0.00	0.08	0.11
Non-GAAP net (loss) income per ordinary share - diluted	(0.00)	0.00	0.08	0.10
Weighted-average number of ordinary shares used in computing Non-GAAP net (loss) income per ordinary share:
Basic	55,375	54,172	54,810	40,826
Diluted	55,375	57,617	58,971	44,362

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$9,897	$5,399	$32,514	$24,643
Purchases of property and equipment	(5,134)	(3,459)	$(18,491)	(14,234)
Free Cash Flow	$4,763	$1,940	$14,023	$10,409

Share-based compensation expense for the three and twelve months ended March 31, 2017 and 2016 (in thousands):

	Three months ended March 31,		Year Ended March 31,
	2017	2016	2017	2016
Cost of revenue	$152	$154	$1,353	$633
Research and development	405	344	1,873	1,711
Sales and marketing	1,082	849	4,719	3,180
General and administrative	706	610	2,349	2,362
Total share-based compensation expense	$2,345	$1,957	$10,294	$7,886

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended March 31,			Year Ended March 31,
	2017	2016	% Change	2017	2016	% Change
Total revenue as reported	$52.4	$36.9	42%	$186.6	$141.8	32%
Estimated impact of foreign currency fluctuations			3%			7%
Total revenue constant currency growth rate			45%			39%

Exchange rate for period
USD	1.000	1.000		1.000	1.000
ZAR	0.076	0.063		0.071	0.073
GBP	1.239	1.433		1.308	1.508
AUD	0.758	0.722		0.753	0.736

Mimecast Social Media Resources

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-	Blog: Challenging Complexity

Press Contact

Alison Raymond Walsh
Press@Mimecast.com
617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

617-393-7074